EMAIL: KSchlesinger@olshanlaw.com DIRECT DIAL: 212.451.2252

August 27, 2021

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Pam Long and Patrick Costello

Re:	Ault Disruptive Technologies Corporation Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted July 26, 2021 CIK No. 0001864032

Ladies and Gentlemen:

On behalf of Ault Disruptive Technologies Corporation, a Delaware corporation (the “Company”), we hereby submit through EDGAR the Company’s response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission dated August 20, 2021 (the “Comment Letter”), relating to the Company’s Amendment No. 1 to the captioned Draft Registration Statement on Form S-1 filed by the Company on July 26, 2021 (the “Draft Registration Statement”).

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comment in bold print, followed by the Company’s response. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Draft Registration Statement or the exhibits thereto, as applicable.

Amendment No. 1 to Draft Registration Statement on Form S-1

Capitalization, page 88

1.	We note that you are offering 10,000,000 Class A shares as part of your initial public offering of units, but footnote 2 suggests you will show less than all Class A shares subject to possible redemption in your Capitalization table. Please tell us how you considered the guidance in ASC 480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer, in concluding that all 10,000,000 Class A shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption.

August 27, 2021 Page 2

For the purpose of our response to this comment, the Company notes the following language from ASC 480-10-S99.

3.f. Certain redemptions upon liquidation events. Ordinary liquidation events, which involve the redemption and liquidation of all of an entity's equity instruments for cash or other assets of the entity, do not result in an equity instrument being subject to ASR 268. In other words, if the payment of cash or other assets is required only from the distribution of net assets upon the final liquidation or termination of an entity (which may be a less-than-wholly-owned consolidated subsidiary), then that potential event need not be considered when applying ASR 268.

14. If an equity instrument subject to ASR 268 is currently redeemable (for example, at the option of the holder), it should be adjusted to its maximum redemption amount at the balance sheet date. If the maximum redemption amount is contingent on an index or other similar variable (for example, the fair value of the equity instrument at the redemption date or a measure based on historical EBITDA), the amount presented in temporary equity should be calculated based on the conditions that exist as of the balance sheet date…

15. …If it is probable that the equity instrument will become redeemable (for example, when the redemption depends solely on the passage of time), the SEC staff will not object to either of the following measurement methods provided the method is applied consistently:

            b. Recognize changes in the redemption value (for example, fair value) immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. This method would view the end of the reporting period as if it were also the redemption date for the instrument.

18. If classification of an equity instrument as temporary equity is no longer required (if, for example, a redemption feature lapses, or there is a modification of the terms of the instrument), the existing carrying amount of the equity instrument should be reclassified to permanent equity at the date of the event that caused the reclassification. Prior financial statements are not adjusted. Additionally, the SEC staff believes that it would be inappropriate to reverse any adjustments previously recorded to the carrying amount of the equity instrument (pursuant to paragraphs 14–16) in conjunction with such reclassifications.

In response to the Staff’s comment, the Company notes that upon a liquidation, all of the public shares will be subject to redemption whereby they will receive a pro rata distribution from the proceeds held in the trust account (less reduction for certain amounts as disclosed in the notes to the financial statements) in accordance with the liquidation provision to be provided in the Company’s Amended and Restated Certificate of Incorporation.

In connection with an initial business combination, the public stockholders will have the right to redeem their shares for a pro rata amount of the proceeds held in the trust account (less reduction for certain amounts as disclosed in the notes to the financial statements) in accordance with the tender offer/stockholder approval provisions to be provided in the Company’s Amended and Restated Certificate of Incorporation. Although the Company does not specify a maximum redemption threshold, its Amended and Restated Certificate of Incorporation will provide that in no event will the Company redeem its public shares in an amount that would cause its net tangible assets (stockholders’ equity) to be less than $5,000,001. In such case, the Company would not proceed with the redemption of its public shares or the related initial business combination, and instead would search for an alternate initial business combination.

August 27, 2021 Page 3

In accordance with the accounting guidance provided in ASC 480, ordinary liquidation events, which involve the redemption and liquidation of all of the entity’s equity instruments, are excluded from the provisions of ASC 480. Accordingly, the public shares would only be redeemable upon a liquidation event.

In contrast, with respect to a redemption in connection with a business combination, the Company will allow for a variable number of shares to be redeemed as long as its stockholders’ equity remains at least $5,000,001. In accordance with the guidance of ASC 480, the number of shares that can be redeemed at the option of the holder is classified outside of permanent equity. Accordingly, the Company will proceed with an initial business combination only if the number of public shareholders who exercise their redemption rights does not cause stockholders’ equity to fall below $5,000,001.

Following this guidance, the Company believes the permanent equity calculation is correct as was stated in the Draft Registration Statement.

The Company respectfully requests the Staff’s review of this response to coincide with its timing to make a live public filing by early September.

Kindly address any comments or questions that you may have concerning this letter or the enclosed materials to me (tel.: (212) 451-2252), Spencer G. Feldman (tel.: (212) 451-2234) or Henry C.W. Nisser, the Company’s President and General Counsel (tel.: (646) 650-5044).

Very truly yours,

/s/ Kenneth A. Schlesinger
Kenneth A. Schlesinger

Enclosures

cc:	Spencer G. Feldman, Esq.

Henry C.W. Nisser, Esq.